

April 29, 2013

Via E-Mail
Ms. Elizabeth Katheleen Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

   Re: **Live Nation Entertainment, Inc.**
       Form 10-K for the year ended December 31, 2012
       Filed February 26, 2013
       File No. 001-32601

Dear Ms. Willard:

  We have reviewed your letter dated April 19, 2013, in response to the Staff's letter dated April 8, 2013 and have the following additional comments. Please revise your disclosure in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 4

1. We note your response to our prior comment 1 but do not believe that your response adequately addressed the concerns raised in our prior comment. Please note that we believe the Executive Overview section is intended to provide the key highlights of your results of operations to an investor. By discussing only the aspects of the business that showed improvement, this section does not give an investor a balanced discussion of your results of operations or the factors which resulted in changes in your results of operations. Although we do not expect you to repeat information already included in detail in Results of Operations or other MD&A sections, we believe you should mention any factors that negatively contributed to results of operations in order to provide a fair and balanced overview. Given the fact that despite the revenue increase in 2012, operating income and net income significantly decreased from the prior period, we believe this section should be enhanced to discuss the increases in depreciation and amortization and income taxes and their impact to your results of operations, in order for an investor to gain an understanding as to why your operating income and net earnings decreased from the prior

period, without duplicating the details that are provided in other sections of MD&A. Please confirm that your will revise future filings accordingly.

Consolidated Statements of Operations, page 68
Consolidated Statements of Changes in Stockholders' Equity, page 70

2. We note from your response to our prior comment number 4 that net income attributable to non-controlling interests in the Company's Consolidated Statements of Operations also include net income (loss) attributable to redeemable non-controlling interests which are reported outside of permanent equity. Please revise the notes to your financial statements to include a reconciliation of the beginning and end of the period equity or net assets associated with the redeemable non-controlling interests. Refer to the guidance outlined in ASC 810-10-50-1A.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief